[CHOICETEL LOGO]

15500 Wayzata Blvd #1029
Wayzata, MN 55391
952-249-1802

Filed By: ChoiceTel Communications, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
Commission File No.: 333-86814
Subject Company: ChoiceTel Communications, Inc.

For Immediate Release
Contact: Jeff Paletz, President
Choicetel Communications, Inc.
952-249-1806

ChoiceTel Communications Announces the Effectiveness of Its Registration Statement

MINNEAPOLIS—May 20, 2002—ChoiceTel Communications, Inc. (NASDAQ: PHON) announced today that its Registration Statement on Form S-4 relating to the merger with Sontra Medical, Inc. has been declared effective by the Securities and Exchange Commission, allowing ChoiceTel to seek shareholder approval for the transaction sooner than anticipated.

ChoiceTel will hold its annual meeting of shareholders at 10:00 a.m., Central Daylight Time, on Thursday, June 20, 2002 at Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402. ChoiceTel shareholders of record at the close of business on May 14, 2002 will be entitled to receive notice of and to vote at the annual meeting.

In addition to approving the merger with Sontra, at ChoiceTel's annual meeting, ChoiceTel shareholders will also be asked to approve (1) an increase in the number of directors to eight and election of directors; (2) an amendment to ChoiceTel's 1997 Long-Term Incentive and Stock Option Plan to increase the number of shares of common stock available for grant under the plan from 350,000 to 1,500,000; and (3) an amendment to the articles of incorporation to increase the number of authorized common shares from 15,000,000 to 20,000,000 and to change the corporation's name to Sontra Corporation. ChoiceTel anticipates completing its merger with Sontra shortly after its annual meeting of shareholders.

ChoiceTel expects the joint proxy materials/prospectus for the shareholder meeting will be mailed to ChoiceTel's and Sontra's shareholders on or about May 21, 2002.

About ChoiceTel Communications, Inc.

In 1999, the Board of Directors of ChoiceTel concluded that the pay telephone industry was no longer a growth industry and in order to successfully compete in the business, a provider must be significantly larger than ChoiceTel in order to take advantage of economies of scale. The Board of ChoiceTel determined that ChoiceTel lacked the resources to achieve the size necessary to improve its economies of scale and authorized management to sell its payphone assets. Accordingly, by March 2000, ChoiceTel sold approximately 4,000 pay telephones in the contiguous United States, and in May 2002, sold its remaining assets consisting of approximately 1,450 payphones in Puerto Rico.

About Sontra Medical, Inc.

Sontra Medical, Inc., which is based in Cambridge, Massachusetts, develops ultrasound-based skin permeation technologies and products to extract interstitial fluid for diagnostic purposes and to deliver therapeutics and topical components for pharmaceutical and cosmetic companies. Sontra currently owns or licenses ten (10) United States patents related to this technology. Ultrasound-mediated skin permeation is a novel application of ultrasound for medical purposes, and represents a major advancement in the field of transdermal transport. Sontra's cornerstone product, the SonoPrep™ device, provides a noninvasive method of enhancing skin permeability. With enhanced permeability, Sontra has been able to demonstrate that the sensing of glucose and other analytes can be accomplished in a non-invasive manner. Likewise, enhanced permeability of the skin allows the delivery of a number of compounds transdermally that might otherwise require more invasive procedures. Once fully developed, this technology could allow for the sustained-release delivery of peptides, proteins, and other large molecules. Sontra is privately held and has secured approximately $10,000,000 in private equity funding from leading investment firms including Essex Woodlands Health Ventures, Vanguard Venture Partners, H&Q Healthcare Investors and H&Q Life Sciences Investors.

ChoiceTel Communications filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") on May 16, 2002 (the "Registration Statement"), which included its proxy statement/prospectus relating to the merger of its wholly-owned subsidiary with and into Sontra. You are urged to read the Registration Statement carefully to learn important information about ChoiceTel Communications, Sontra and the proposed merger. Shareholders can obtain copies of these documents, along with other documents filed with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov, or by visiting the SEC's public reference room located at 450 5th Street, N.W., Washington, DC 20549. You may obtain information relating to the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Shareholders can also obtain, free of charge, copies of the Registration Statement, along with any documents ChoiceTel has filed with the SEC, by contacting ChoiceTel Communications at 952-249-1802. ChoiceTel Communications, Inc. and its directors may be deemed to be participants in the solicitation of ChoiceTel's shareholders in favor of the merger. Information concerning the direct or indirect interests, by security holdings or otherwise, of these persons is contained in the Registration Statement.